UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   (X)  Form 3 Holdings Reported.

   (X)  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        J. Michael Straka
        36076 N. Beach Road
        Oconomowoc, WI  53066

   2.   Issuer Name and Ticker or Trading Symbol:

        Central Illinois Bancorp, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December, 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        ( ) Director ( ) 10% Owner (x) Officer (give title below) ( ) Other (specify below)
        President and Chief Executive Officer

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person

               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                                                                      Securities
                                                                                     Beneficially     6.  Owner-
                 2. Trans-                                                           Owned at End     ship Form:     7.  Nature of
                   action                                                              of Month       Direct (D)       Indirect
  1.  Title of      Date                             4.  Securities Acquired (A)                        or In-        Beneficial
    Security      (Month /    3. Transaction Code        or Disposed of (D)         (Instr. 3 and     direct (I)       Ownership
   (Instr. 3)    Day/Year)        (Instr. 8)             (Instr. 3, 4 and 5)              4)          (Instr. 4)      (Instr. 4)
   -----------   ----------   ------------------    ----------------------------    --------------    ----------      -------------

                               Code         V        Amount   (A)or(D)     Price
 Common Stock   12/31/98     4                      117.67     A                     117.67             I             By ESOP

 Common Stock                3 (1)                  32 (1)                            32 (1)            I             By SIG, a
                                                                                                                      general
                                                                                                                      partnership

 Common Stock                3 (1)                  10 (1)                            10 (1)            I             By Straka &
                                                                                                                      Straka, a
                                                                                                                      general
                                                                                                                      partnership

 Common Stock                3 (1)                  15 (1)                            15 (1)            I             By Straka &
                                                                                                                      & Straka, a
                                                                                                                      general
                                                                                                                      partnership

 Common Stock                3 (2)                  4 (2)                             19 (2)            D

/TABLE

                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                     9.
                                                                                                  Number of     10.
                                                5.                                                  Deri-    Ownership
               2.                           Number of                                              vative    Form of
            Conver-                        Derivative        6.                                 Securities   Deriva-
    1.      sion or      3.                Securities       Date             7.            8.      Benefi-    tive          11.
  Title     Exercise   Trans-       4.    Acquired (A)    Exercis-         Title         Price      cially   Security:    Nature
 of Deri-   Price of   action     Trans-   or Disposed    able and     and Amount of    of Deri-    Owned   Direct (D)  of Indirect
  vative    Deriva-     Date      action     of (D)      Expiration      Underlying      vative   at End of   or In-    Beneficial
 Security     tive     (Month/     Code    (Instr. 3,   Date (Month/     Securities     Security    Month   direct (I)   Ownership
(Instr. 3)  Security  Day/Year) (Instr. 8)  4 and 5)     Day/Year)    (Instr. 3 and 4) (Instr. 5) (Instr. 4)(Instr. 4)  (Instr. 4)
----------  --------  --------- ----------------------  ------------  ---------------- ---------- ---------- ---------  ----------

                                Code    V    (A) (D)    Date  Expir-    Title  Amount or
                                                        Exer- ation            Number of
                                                        cis-  Date             Shares
                                                        able

Employee     $742.98    6/30/93 3 (3)                   (3)   6/30/03  Common    130                130         D
Stock Option                                                           Stock
(right to
buy) (3)

Employee    $1,274.91   1/1/95  3 (4)                   (4)   1/1/05   Common    90                  90         D
Stock Option                                                           Stock
(right to
buy) (4)

Employee    $1,630.51   4/25/96 3 (5)                   (5)   4/25/06  Common    228                228         D
Stock Option                                                           Stock
(right to
buy) (5)

Employee    $1,960.56   2/25/98 3 (6)                   (6)   2/25/08  Common    159                159         D
Stock Option                                                           Stock
(right to
buy) (6)


     Explanation of Responses:

   (1) The reporting person's beneficial ownership in these shares was not reported on the reporting person's Form 3, dated June 29, 1998. The reporting person disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

   (2) The reporting person was the beneficial owner of a total of 19 shares under his SEP at the time of the filing of his Form 3, but only reported 15 shares at that time.

   (3) The employee stock option dated 6/30/93 vests in five equal annual installments which began on June 30, 1994.

   (4) The employee stock option dated 1/1/95 vests in five equal annual installments which began on January 1, 1996.


   (5) The employee stock option dated 4/25/96 vests in five equal annual installments which began on April 25, 1997.

   (6) The employee stock option dated 2/25/98 vests in five equal annual installments beginning on February 25, 1999.


   SIGNATURE OF REPORTING PERSON:




   J. Michael Straka



   DATE: February 15, 1999